Exhibit 1


                   UNITED MEXICAN STATES--RECENT DEVELOPMENTS

         The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico's annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2002. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.


The Economy

Gross Domestic Product

         According to preliminary figures, during the first nine months of 2003, Mexico's Gross Domestic Product ("GDP") increased by 0.9% in real terms, as compared with 2002. The financial services, insurance and real estate sector grew by 4.1%, the electricity, gas and water sector grew by 1.4% and the transportation, storage and communications sector grew by 2.7%, each in real terms. The construction sector grew by 3.4% and the community, social and personal services sector grew by 0.9%, each in real terms. The mining, petroleum and gas sector grew by 2.8%, the agriculture, livestock, fishing and forestry sector grew by 2.2% and the commerce, hotels and restaurants sector grew by 0.6%, each in real terms. The manufacturing sector decreased by 2.4% in real terms.

Prices and Wages

         Inflation during the first ten months of 2003 was 2.7%, 1.7 percentage points lower than during the same period of 2002 due to declines in demand in some sectors coupled with decreasing prices for electricity and fruits and vegetables.

Interest Rates

         During the first eleven months of 2003, interest rates on 28-day Cetes averaged 6.2% and interest rates on 91-day Cetes averaged 6.5%, as compared with average rates on 28-day and 91-day Cetes of 7.1% and 7.5%, respectively, during the same period of 2002. On November 25, 2003, the 28-day Cetes rate was 5.78% and the 91-day Cetes rate was 5.87%. Domestic interest rates have been at historically low levels during the first eleven months of 2003, largely due to reduced inflationary expectations and favorable conditions in the financial markets.

Principal Sectors of the Economy

Manufacturing

         According to preliminary figures, the manufacturing sector decreased by 2.5% in real terms in the first nine months of 2003, as compared to the same period of 2002. Basic metal industries grew by 4.1%, non-metallic mineral products grew by 1.6%, chemical products, petroleum derivatives, rubber and plastic products grew by 1.5% and food, beverages and tobacco grew by 0.9%, each in real terms. In contrast, wood industry and derivatives decreased by 3.9%, paper, paper products and printing decreased by 0.8%, metallic products, machinery and equipment decreased by 7.0%, textiles, garments and leather decreased by 8.2% and other manufacturing industries decreased by 10.4%, each in real terms.

Petroleum and Petrochemicals

         Financial Results for the First Nine Months of 2003

         Based on the consolidated results of Petroleos Mexicanos, the subsidiary entities (i.e., Pemex-Exploracion y Produccion, Pemex-Refinacion, Pemex-Gas y Petroquimica Basica and Pemex-Petroquimica (collectively, the "subsidiary entities" and, together with Petroleos Mexicanos and its consolidated subsidiary companies, "Pemex")) and Petroleos Mexicanos' consolidated subsidiary companies, total sales revenues (net of the Impuesto Especial Sobre Produccion y Servicios (Special Tax on Production and Services, or the "IEPS Tax")) for the first nine months of 2003 amounted to Ps. 385.2 billion, an increase of 49.1% as compared with total sales revenues (net of the IEPS Tax) during the first nine months of 2002 of Ps. 258.4 billion. During the first nine months of 2003, Pemex's net loss, as calculated in accordance with Mexican GAAP (unaudited), amounted to Ps. 8.1 billion, as compared with a Ps.
10.5 billion net loss during the first nine months of 2002.

         Export sales increased by 44.5% in peso terms (with dollar-denominated export revenues converted to pesos at the exchange rate on the date on which the export sale was made), from Ps. 119.3 billion in the first nine months of 2002 to Ps. 172.4 billion in the first nine months of 2003. During the first nine months of 2003, export sales by the subsidiary entities to P.M.I. Comercio Internacional, S.A. de C.V. ("PMI"), to PMI's affiliates and to third parties increased by 44.7% in peso terms, from Ps. 100.0 billion in the first nine months of 2002 to Ps. 144.7 billion in the first nine months of 2003. Export sales decreased as a percentage of total net sales (net of the IEPS Tax) from 46.2% in the first nine months of 2002 to 44.8% in the first nine months of 2003. Domestic sales (net of the IEPS Tax) increased by 53.0%, from Ps. 139.1 billion in the first nine months of 2002 to Ps. 212.8 billion in the first nine months of 2003.

         Petroleum Workers' Union

         The evidentiary stage in the case against Manuel Gomezperalta Damiron (former Corporate Management Director of Pemex), who is currently being tried for the alleged commission of the crime of embezzlement, is in its final stages.

         The Petroleum Workers' Union has offered to pay, over a period of years, Ps. 1,580 million to Pemex for the amounts illegally diverted from Pemex through the transactions under investigation. The federal judge in charge of the case must decide if the acceptance of this offer by Pemex effectively constitutes restitution of all of the damages caused to Pemex.

Financial System

Central Bank and Monetary Policy

         At November 28, 2003, the monetary base totaled Ps. 260.0 billion, a 1.5% nominal decrease as compared to the level of Ps. 263.9 billion at December 31, 2002. Banco de Mexico estimates that the monetary base will total approximately Ps. 300.9 billion at December 31, 2003.

         During the first ten months of 2003, the M1a money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 9.3% in real terms, as compared with the same period of 2002. In addition, checking account deposits denominated in pesos increased by 9.9% in real terms during the first ten months of 2003, as compared with the same period of 2002.

         During the first ten months of 2003, financial savings increased by 21.1% in real terms, as compared with the same period of 2002. Savings generated by Mexican residents increased by 9.7% in real terms and savings generated by non-residents increased by 25.1% in real terms during the first ten months of 2003, each as compared with the same period of 2002.

Regulation

         At the end of June 2003, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 45.2 billion, as compared with Ps. 45.0 billion at December 31, 2002. The total loan portfolio of the banking system decreased by 1.8% in real terms during the first six months of 2003. The past-due loan ratio of commercial banks was 4.2% at June 30, 2003, as compared to 4.6% at December 31, 2002. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 57.5 billion at the end of June 2003, as compared with Ps. 58.4 billion at December 31, 2002. At this level, commercial banks have reserves covering 142.5% of their past-due loans, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.

The Securities Market

         At November 28, 2003, the Stock Market Index stood at 8,554.48 points, representing a 39.6% increase in nominal peso terms from the level at December 31, 2002.

External Sector of the Economy

Foreign Trade

         During the first ten months of 2003, Mexico registered a trade deficit of U.S. $3.7 billion, as compared with a trade deficit of U.S. $5.6 billion for the same period of 2002. Merchandise exports increased by 1.8% during the first ten months of 2003, to U.S. $136.5 billion, as compared with U.S. $134.1 billion during the first ten months of 2002. During the first ten months of 2003, petroleum exports increased by 29.3% and non-petroleum exports decreased by 0.9%, in each case as compared with the same period of 2002. Exports of manufactured goods, which represented 85.6% of total merchandise exports, decreased by 1.7% during the first ten months of 2003, as compared with the same period of 2002.

         During the first ten months of 2003, total imports were U.S. $140.2 billion, a 0.4% increase as compared with the same period of 2002. Imports of intermediate goods increased by 1.0%, imports of capital goods decreased by 4.3% and imports of consumer goods increased by 1.3% during the first ten months of 2003, each as compared with the same period of 2002.


Balance of International Payments

         According to preliminary figures, during the first nine months of 2003, Mexico's current account registered a deficit of 1.3% of GDP, or U.S. $5.7 billion. The capital account surplus for the first nine months of 2003 totaled U.S. $9.0 billion. During the first nine months of 2003, direct foreign investment totaled U.S. $8.1 billion and net foreign portfolio investment (including securities placed abroad) totaled an inflow of U.S. $0.7 billion.

         Under the new daily auction procedure to moderate the accumulation of international reserves that commenced on May 2, 2003, on July 22, 2003, Banco de Mexico announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from August 1, 2003 to October 31, 2003 would be U.S. $14 million. On October 21, 2003, Banco de Mexico announced that the daily amount of dollars to be auctioned pursuant to this procedure for the period from November 3, 2003 to January 30, 2004 would be U.S. $6.0 million.

         At November 21, 2003, Mexico's international reserves totaled U.S. $54.3 billion, an increase of U.S. $6.3 billion from the level at December 31, 2002. The net international assets of Banco de Mexico totaled U.S. $56.9 billion at November 21, 2003, an increase of U.S. $6.1 billion from the level at December 31, 2002.

Direct Foreign Investment in Mexico

         During the first nine months of 2003, foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $8.8 billion and was comprised of direct foreign investment of U.S. $8.1 billion and net portfolio investment (including securities placed abroad) of U.S. $0.7 billion.

Exchange Controls and Foreign Exchange Rates

         The peso/U.S. dollar exchange rate announced by Banco de Mexico on November 28, 2003 (to take effect on the second business day thereafter) was Ps.
11.3985 = U.S. $1.00.


Public Finance

Revenues and Expenditures

         During the first nine months of 2003, the public sector overall balance registered a surplus of Ps. 44.6 billion, Ps. 31.3 billion greater than the Ps.
13.3 billion surplus registered for the same period of 2002. During the first nine months of 2003, the primary balance registered a surplus of Ps. 204.9 billion, 16.3% greater in real terms than for the first nine months of 2002.

Public Debt

         Internal debt of the Government as presented herein on a net basis includes Banco de Mexico's general account balance (which was positive at September 30, 2003, indicating monies owed to the Government). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de Mexico nor debt issued by Banco de Mexico for its use in regulating liquidity ("Regulacion Monetaria"). The internal debt of the Government does not include the debt of budget and administratively controlled agencies.

         At September 30, 2003, the net internal debt of the Mexican Government was U.S. $ 77.9 billion, as compared with the U.S. $79.6 billion outstanding at December 31, 2002. At September 30, 2003, the gross internal debt of the Government totaled U.S. $90.3 billion, as compared to the U.S. $88.0 billion of gross internal debt at December 31, 2002. The Government's financing costs on internal debt totaled U.S. $5.7 billion for the first nine months of 2003 (equivalent to 0.94% of GDP, 0.04 percentage points lower than the 0.98% for the same period of 2002), a decrease of 3.1% as compared to the same period of 2002.

         On October 28, 2003, the Government issued the first twenty-year fixed rate peso-denominated bonds, placing Ps. 1.0 billion of these instruments in the market. The Government expects to continue to offer these instruments on a regular basis, along with the three-, five-, seven- and ten-year fixed rate peso-denominated bonds first offered in 2000, 2001 and 2002, pursuant to a securities auction calendar published by the Government each quarter.

         The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Government, the external long-term indebtedness incurred by budget controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term external debt of the public sector.

         Outstanding gross external debt decreased by approximately U.S. $0.3 billion in the first nine months of 2003, from U.S. $78.8 billion at December 31, 2002 to U.S. $78.5 billion at September 30, 2003. Of this amount, U.S. $74.9 billion represented long-term debt and U.S. $3.6 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $5.6 for the first nine months of 2003 (equivalent to 0.92% of GDP, 0.03 percentage points greater than 0.89% for same period of 2002), a 4.2% increase in nominal terms as compared to the same period of 2002.

         At September 30, 2003, commercial banks held approximately 8.4% of Mexico's total public sector external debt (excluding bonds issued in debt exchange transactions), multilateral and bilateral creditors (excluding the IMF) held 24.2%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held 61.6% and others held the remaining 5.8%.

         Mexico issued U.S. $1,000,000,000 of its 5.875% Global Notes due 2014 on October 14, 2003. The Pemex Project Funding Master Trust issued U.S. $500,000,000 of its Guaranteed Floating Notes due 2009 on October 15, 2003 and (pound)150,000,000 of its 7.50% Notes due 2013 on November 7, 2003.